                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                         American Retirement Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   028913 10 1
                              ---------------------
                                 (CUSIP Number)



                                 Sandra Campbell
              Senior Vice President, General Counsel and Secretary
                         Assisted Living Concepts, Inc.
                          11835 N.E. Glenn Widing Drive
                                   Building E
                             Portland, Oregon 97220
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)



                                January 31, 1999
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7 for other parties to whom copies are to be sent.



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.   028913 10 1                                        Page 2 of 7 Pages
         ---------------------

  (1)     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Assisted Living Concepts, Inc.
                                  I.R.S. Employer Identification No. 93-1148702
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [   ]
          (See Instructions)                                          (b) [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
          (See Instructions)

          N/A
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                        [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Nevada
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER

                               0
  NUMBER OF            --------------------------------------------------------
   SHARES              (8)     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH
                               0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                               0
          ---------------------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
          ---------------------------------------------------------------------

 (12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           [  ]
          (See Instructions)

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON
          (See Instructions)

          CO
          ---------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.   028913 10 1                                        Page 3 of 7 pages
          ----------------


ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D is an amendment to the report on Schedule 13D filed on November 30, 1998 relating to the Common Stock, par value $0.01 per share ("Issuer Common Stock") of American Retirement Corporation, a Tennessee corporation ("Issuer"). Issuer has its principal executive offices at 111 Westwood Place, Suite 402, Brentwood, Tennessee 37027. As a result of the events described in Item 3 and Item 5 below, the Filing Person (as defined) may no longer be deemed to be the beneficial owner of shares of Issuer Common Stock, and is no longer required to file reports on Schedule 13D with respect to shares of Issuer Common Stock.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is filed on behalf of Assisted Living Concepts, Inc., a Nevada corporation ("Filing Person"), with its principal place of business located at 11835 NE Glenn Widing Drive, Building E, Portland, Oregon 97220. Filing Person's principal business is the provision of assisted living services to seniors.

         Set forth in Schedule A to this Schedule 13D is the name, citizenship, business or residence address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of Filing Person, as of the date hereof.

         During the last five years, neither Filing Person nor, to the best of its knowledge, any person named in Schedule A to this Schedule 13D (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On November 18, 1998, Filing Person entered into an Agreement and Plan of Merger (the "Merger Agreement") with Issuer and Pioneer Merger Corporation, a Tennessee corporation and a wholly-owned subsidiary of Issuer ("Merger Sub"). In accordance with the terms of the Merger Agreement, Merger Sub was to have merged (the "Merger") with and into Filing Person, with Filing Person as the surviving corporation. Concurrently with the execution of the Merger Agreement, Filing Person and Issuer entered into a Cross Option Agreement (the "Cross Option Agreement"), granting each other the right to purchase 14.9% of the then-issued and -outstanding shares of common stock of the other entity, exercisable upon the occurrence of certain events.

         On January 31, 1999, Filing Person, Merger Sub and Issuer entered into a Termination and Release Agreement (the "Termination Agreement") whereby they terminated the Merger Agreement and the Cross Option Agreement.

ITEM 4.  PURPOSE OF TRANSACTIONS

         (a) - (j)  See Item 3.

                                  SCHEDULE 13D

CUSIP No.   028913 10 1                                        Page 4 of 7 pages
          ----------------

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) See Item 3. Concurrently with the execution of the Merger Agreement and the Cross Option Agreement, the Filing Person and certain shareholders of the Issuer entered into Shareholder Voting Agreements (the "Voting Agreements") pursuant to which each such shareholder appointed the Filing Person as his or her proxy to vote the shares of Issuer Common Stock owned by such shareholder for approval of the Merger. Each of the Voting Agreements provided that such Voting Agreement would terminate automatically in the event of a termination of the Merger Agreement. On January 31, 1999, Filing Person, Merger Sub and Issuer entered into the Termination Agreement, which terminated the Voting Agreements.

         To the knowledge of Filing Person, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A.

         (c) To the knowledge of Filing Person, no person named in Schedule A has effected any transaction in Issuer Common Stock during the past sixty (60) days.

         (d) - (e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Items 3 and 5.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 4 Termination and Release Agreement, dated January 31, 1999, among American Retirement Corporation, Pioneer Merger Corporation and Assisted Living Concepts, Inc. (Incorporated by Reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Assisted Living Concepts, Inc. on February 1, 1999, File No. 001-13498).

                                  SCHEDULE 13D

CUSIP No.   028913 10 1                                        Page 5 of 7 pages
          ----------------


                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       ASSISTED LIVING CONCEPTS, INC.


                                       By:    /s/ SANDRA CAMPBELL
                                          -------------------------------------
                                          Name:   Sandra Campbell
                                          Title:  Senior Vice President,
                                                  General Counsel and Secretary



Date:   February 5, 1999

                                  SCHEDULE 13D
CUSIP No.   028913 10 1                                        Page 6 of 7 pages
          ----------------


                                 SCHEDULE INDEX

                                                                           Page
                                                                           ----
    Schedule A    Directors and Executive Officers of Filing Person          7

                                  SCHEDULE 13D

CUSIP No.   028913 10 1                                        Page 7 of 7 pages
          ----------------


                                                                      Schedule A

                DIRECTORS AND EXECUTIVE OFFICERS OF FILING PERSON


         The name, title and present principal occupation or employment of each of the directors and executive officers of Filing Person are set forth below. Where indicated with an asterisk ("*"), such person's principal occupation is with the Filing Person and such person's business address is 11835 NE Glenn Widing Drive, Building E, Portland, Oregon 97220. Each person listed below is a citizen of the United States.

NAME                                        TITLE                          PRINCIPAL OCCUPATION AND NAME, ADDRESS
                                                                             AND PRINCIPAL BUSINESS OF EMPLOYER
William McBride III           Chief Executive Officer and                                            *
                              Chairman of the Board of Directors

Keren B. Wilson               President, Chief Operating Officer and                                 *
                              Vice Chairman of the Board of Directors

Richard C. Ladd               Director                                     President, Ladd and Associates
                                                                           P.O. Box 201045
                                                                           Austin, TX  78720-1045

Bradley G. Razook             Director                                     Managing Director
                                                                           Schroder & Co., Inc.
                                                                           787 Seventh Avenue, New York, NY 10019

Gloria J. Cavenaugh           Director                                     Executive Director, American Society on Aging
                                                                           833 Market Street
                                                                           San Francisco, CA  94103

Rhonda S. Marsh               Vice President, Treasurer, and                                         *
                              Principal Accounting and Financial Officer

Sandra Campbell               Senior Vice President, General Counsel and                             *
                              Secretary

Connie J. Baldwin             Vice President of Field Operations                                     *

Nancy Gorshe                  Vice President of Community Relations                                  *

Jane Haile                    Vice President of Financial Operations                                 *

Cathy Maloney                 Vice President and Controller                                          *